SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, March 17, 2026 - Braskem S.A. (“Braskem”), in compliance with the provisions of Article 33, item XXXII, of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Parties	Braskem e Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem S.A.
Purpose	Spot purchase and sale agreements for polymer-grade propylene, originating from the Alberto Pasqualini Refinery (“REFAP”), between Braskem, as the seller, and Petrobras, as the buyer, totaling R$ 113.9 million on March 8, 2026.

Key Terms and Conditions

On 01/07/2022, it was announced, through a Notice on Related-Party Transaction, the execution of five polymer grade propylene purchase and sale contracts between Petrobras and Braskem, each of which refers to one of the following refineries (i) Planalto de Paulínia Refinery (REPLAN), (ii) Henrique Lage Refinery (REVAP), (iii) Presidente Getúlio Vargas Refinery (REPAR), (iv) Capuava Refinery (RECAP) and (v) Duque de Caxias Refinery (REDUC).

In these contracts, there are clauses that provide flexibility for price negotiation and reallocation of quantities between contracts signed between the parties.

On 06/15/2023, the first spot purchase contract by Braskem and sale by Petrobras of polymer grade propylene from the Alberto Pasqualini Refinery (REFAP) was signed, whose purchases were the subject of Communication on Transaction with Related Party on 09/26/2023 and which also provides flexibility for price negotiation and quantity reallocation together with the other contracts mentioned above.

On 09/29/2023, the second spot purchase contract by Braskem and sale by Petrobras of polymer grade propylene from REFAP (“Second REFAP Contract”) was signed, the purchases of which were the subject of a Notice on Related Party Transaction on 11/13/2023.

Later, quantities of propylene from the purchase and sale agreement for polymer grade propylene from REPAR between Braskem and Petrobras (“REPAR Agreement”) were reallocated to the Second REFAP Agreement, whose purchases were the subject of a Notice on Related Party Transaction on 12/18/2023.

On 02/09/2024 the Third Spot Purchase Agreement by Braskem and Sale by Petrobras of Polymer Grade Propylene from REFAP (“Third REFAP Agreement”) was signed, effective until 03/31/2024, reaching a new amount of R$ 50 million on 03/28/2024, which was the subject of a Notice on Related Party Transaction on 04/09/2024. This agreement was extended until 06/30/2024, reaching a new amount of R$ 50 million on 06/27/2024, which was the subject of a Notice on Related Party Transaction on 07/08/2024.

On 07/01/2024, the Fourth Spot Purchase Agreement was signed by Braskem and sale by Petrobras of polymer grade propylene from REFAP, valid until 08/31/2024, reaching a new amount of R$ 50 million on 08/22/2024, which was the subject of a Notice on Related Party Transaction on 09/02/2024.

On 08/30/2024, the Fifth Spot Purchase Agreement by Braskem and Sale by Petrobras of Polymer Grade Propylene from REFAP was signed, effective until 10/31/2024, reaching a new amount of R$ 50 million on 09/28/2024, which was the subject of a Notice on Related Party Transaction on 10/08/2024.

On 12/27/2024, the Sixth Spot Purchase Agreement by Braskem and Sale by Petrobras of Polymer Grade Propylene from REFAP was signed, effective until 03/31/2025, reaching a new amount of R$ 50 million on 02/12/2025, which was the subject of a Notice on Related Party Transaction on 02/21/2025.

On 04/01/2025, the Seventh spot purchase agreement was executed, under which Braskem acted as buyer and Petrobras as seller of polymer-grade propylene supplied from REFAP, with a term of 06/30/2025, reaching a new aggregate amount of R$ 50 million on 06/12/2025. This transaction was disclosed through a Related-Party Transaction Communication on 06/24/2025.

On 07/01/2025, the Eighth spot purchase agreement was executed, under which Braskem acted as buyer and Petrobras as seller of polymer-grade propylene supplied from REFAP, with a term from 07/01/2025 to 09/30/2025.

On 10/01/2025, the Ninth spot purchase agreement was executed, under which Braskem acted as buyer and Petrobras as seller of polymer-grade propylene supplied from REFAP, with a term from 10/01/2025 to 12/31/2025.

On 12/30/2025, the Tenth spot purchase agreement was executed, under which Braskem acted as buyer and Petrobras as seller of polymer-grade propylene supplied from REFAP, with a term through 03/31/2026.

The Eighth, Ninth, and Tenth Contracts, together, reached a total amount of R$ 113.9 million on March 8, 2026.

         The prices applied are based on international polymer-grade propylene quotations.

Transaction date	Contracts executed on 07/01/25, 10/01/25, and 12/31/25, jointly totaling R$ 113.9 million as of 03/08/26.
Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	There was no participation by the counterparty, the counterparty’s shareholders, or the counterparty’s management in Braskem’s decision-making process or in the negotiation of the respective agreements.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	This transaction relates to the purchase of propylene based on international reference prices.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.